Registration No. 333-


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM S-3

                             REGISTRATION STATEMENT

                                      Under

                           THE SECURITIES ACT OF 1933


                   SOUTH CAROLINA ELECTRIC & GAS COMPANY
          (Exact name of registrant as specified in its charter)


        South Carolina                                       57-0248695
  (State or other jurisdiction                            (I.R.S. Employer
of incorporation or organization)                       Identification No.)

                              1426 Main Street
                       Columbia, South Carolina 29201
                               (803) 217-9000
        (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                                                 H. T. Arthur, Esq.
                    Senior Vice President and General Counsel
                                SCANA Corporation
                                1426 Main Street
                         Columbia, South Carolina 29201
                                 (803) 217-8547
                 (Name, address, including zip code, and
        telephone number, including area code, of agent for service)

                               With copies to:

             John W. Currie, Esq.                  James J. Wheaton, Esq.
            McNair Law Firm, P.A.                   Troutman Sanders LLP
        1301 Gervais Street - 17th Floor      4425 Corporation Lane, Suite 420
             Columbia, SC  29201                  Virginia Beach, VA  23462
             (803)799-9800                           (757) 687-7500

Approximate date of commencement of proposed sale to the public: After the effective date of the Registration Statement, as determined by market conditions and other factors.



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If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.
(___)






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     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. (X)

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. (___)

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. (___)

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. (___)

                      CALCULATION OF REGISTRATION FEE

                                        Proposed    Proposed
    Title of                            maximum     maximum
  each class of          Amount         offering    aggregate      Amount of
  securities to          to be          price per   offering     registration
  be registered        registered         unit*      price*          fee


First Mortgage Bonds   $500,000,000       100%     $500,000,000    $46,000

* Determined solely for the purpose of calculating the registration fee.

Note: Fees of $100,000 were previously paid in connection with Registration Statement No. 333-65460. Of the First Mortgage Bonds registered under Registration Statement No. 333-65460, $100,000,000 principal amount is being carried forward, for which the associated registration fee was $25,000.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to Rule 429, the prospectus included in this registration statement includes $100,000,000 principal amount First Mortgage Bonds previously registered under Registration Statement No. 333-65460.


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         The information in this prospectus is not complete and may be changed.
We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION DATED November ___, 2002.

                                   PROSPECTUS


                                  $600,000,000

                      SOUTH CAROLINA ELECTRIC & GAS COMPANY
                                1426 Main Street
                         Columbia, South Carolina 29201
                                 (803) 217-9000

                              First Mortgage Bonds


         Investing in our First Mortgage Bonds, which we refer to herein as the New Bonds, involves risks. See "Risk Factors" beginning on page to read about certain factors you should consider before buying the New Bonds.


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


              The date of this prospectus is ___________ ___, 2002.


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                                Table of Contents
                                                                          Page


About this Prospectus....................................................
Risk Factors.............................................................
Where You Can Find More Information......................................
South Carolina Electric & Gas Company....................................
Ratio of Earnings to Fixed Charges.......................................
Use of Proceeds..........................................................
Description of the New Bonds.............................................
Book-Entry System........................................................
Plan of Distribution.....................................................
Experts..................................................................
Legal Opinions...........................................................


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                              About This Prospectus

         This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC") utilizing a "shelf" registration process. Under this shelf process, we may sell any or all of the New Bonds described in this prospectus in one or more offerings up to a total offering amount of $600,000,000. This prospectus provides you with a general description of the New Bonds. Each time we sell New Bonds, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and the relevant prospectus supplement, together with the additional information described under the heading "Where You Can Find More Information."

         We believe we have included all information material to investors but certain details that may be important to you have not been included. To see more detail, you should read the exhibits filed with the registration statement. All references in this prospectus to "SCE&G," "we," "us" and "our" are to South Carolina Electric & Gas Company and its subsidiary unless otherwise indicated.

                                  Risk Factors

     Commodity price changes may affect the operating costs and competitive positions of our businesses, thereby adversely impacting our results of operations.

         Our energy businesses are sensitive to changes in coal, gas, oil and other commodity prices. Any changes could affect the prices these businesses charge, their operating costs and the competitive position of their products and services. We are able to recover the cost of fuel through retail customers' bills, but increases in fuel costs affect electric prices and, therefore, the competitive position of our electric business against other energy sources. In the case of our natural gas operations, costs for purchased gas are recovered through customers' bills, but increases in gas cost affect total retail prices and, therefore, the competitive position of our gas business relative to electricity, other forms of energy and other gas suppliers.

     We are subject to complex government rate regulation, and any inability to obtain timely rate increases could adversely affect our revenues and results of operations.

         We are subject to extensive regulation which could adversely affect our operations. In particular, our electric and gas operations are regulated by the South Carolina Public Service Commission. Although we believe we have a constructive relationship with our regulators, our ability to obtain rate increases that will allow us to maintain an acceptable rate of return is dependent upon regulatory discretion, and there can be no assurance that we will be able to implement requested rate increases on the schedule desired.

     We are vulnerable to interest rate increases and we may not have access to capital at favorable rates, if at all, which could increase our borrowing costs.

         Changes in interest rates can affect the cost of borrowing on variable rate debt outstanding, on refinancing of debt maturities and on incremental borrowing to fund new investments. Our business plan reflects the expectation that we will have access to capital markets on satisfactory terms to fund our commitments. Moreover, our ability to maintain short-term liquidity by utilizing our commercial paper program is dependent upon our maintaining an investment grade rating. Our liquidity would be adversely affected by changes in the commercial paper market or if our bank credit facilities become unavailable.


Our operating results may be adversely affected by abnormal weather.

         We have historically sold less power, delivered less gas and received lower prices for natural gas, and consequently earned less income, when weather conditions are milder than normal. Mild weather in the future could diminish our revenues and results of operations and harm our financial condition. In addition severe weather can be destructive, causing outages and property damage, adversely affecting operating expenses and revenues.

     Potential competitive changes may adversely affect our electric and gas business due to the loss of customers or reductions in revenues.

         The utility industry has been undergoing dramatic structural change for several years, resulting in increasing competitive pressures on electric and natural gas utility companies. Competition in wholesale power sales has been introduced on a national level. Some states have also mandated or encouraged competition at the retail level. Increased competition may create greater risks to the stability of utility earnings generally and may in the future reduce our earnings from retail electric and natural gas sales. In a deregulated environment, formerly regulated utility companies that are not responsive to a competitive energy marketplace may suffer erosion in market share, revenues and profits as competitors gain access to their customers.

     We are subject to risks associated with recent events affecting capital markets and changes in business climate which could limit our access to capital, thereby increasing our costs and adversely affecting our results of operations.

         The September 11, 2001 attack on the United States and the ongoing war against terrorism by the United States have resulted in greater uncertainty in the financial markets. Additionally, the availability and cost of capital for our business and those of our competitors could be adversely affected by the bankruptcy of Enron Corporation and disclosures by Enron and other energy companies of their trading practices involving electricity and natural gas. These events have constrained and are expected to continue to constrain the capital available to our industry and could limit our access to funding for our operations. Other factors that generally could affect our ability to access capital include: (1) general economic conditions; (2) market prices for electricity and gas; and (3) our capital structure. Much of our business is capital intensive, and achievement of our long-term growth targets is dependent, at least in part, upon our ability to access capital at rates and on terms we determine to be attractive. If our ability to access capital becomes significantly constrained, our interest costs will likely increase and our financial condition and future results of operations could be significantly harmed.

     A downgrade in our credit rating could negatively affect our borrowing costs and our ability to access capital and to operate our businesses.

     In July 2002, Standard & Poor's lowered its long-term credit rating for our securities by one notch, and Moody's affirmed its ratings. Our senior secured debt is rated at A- and A1 by Standard and Poor's and Moody's, respectively, with a stable outlook. However, if Standard & Poor's or Moody's were to further downgrade our long-term rating, particularly below investment grade, our borrowing costs would increase, which would diminish our financial results, and our potential pool of investors and funding sources could decrease. Further, if our short-term ratings were to fall below A-1 or P-1, the current ratings assigned by Standard & Poor's and Moody's, respectively, it could significantly limit our access to the commercial paper market and our liquidity. In addition, Standard & Poor's rating philosophy links the rating of the utility subsidiary to the credit rating of the parent corporation. As a result, if Standard & Poor's were to downgrade SCANA Corporation's (SCANA) long-term credit rating, our long-term credit rating would also likely be downgraded.

     Changes in the environmental laws and regulations to which we are subject could increase our costs or curtail our activities.

         Compliance with extensive federal, state and local environmental laws and regulations requires us to commit significant capital toward environmental monitoring, installation of pollution control equipment, emission fees and permits at our facilities. These expenditures have been significant in the past and we expect that they will increase in the future. Changes in compliance requirements or a more burdensome interpretation by governmental authorities of existing requirements may impose additional costs on us or require us to curtail some of our activities. Costs of compliance with environmental regulations could harm our industry, our business and our results of operations and financial position, especially if emission or discharge limits are tightened, more extensive permitting requirements are imposed or additional substances become regulated.

     Changing transmission regulatory and energy marketing structures could affect our ability to compete in our electric markets, thereby adversely impacting our results of operations, cash flows and financial condition.

         The Federal Energy Regulatory Commission ("FERC") has issued a Notice of Proposed Rulemaking ("NOPR") on Standard Market Design which proposes sweeping changes to the country's existing regulatory framework governing transmission, open access and energy markets and will attempt, in large measure, to standardize the national energy market. While it is anticipated that significant change to the NOPR may occur and that implementation, presently scheduled for September 2004, may not occur for some time, any rules standardizing the markets may have significant impact on our access to or cost of power for our native load customers and on our marketing of power outside our service territory. At this time, management is unable to predict the final rules or timing of implementation and the impact on our results of operations and cash flows.

Repeal of PUHCA could adversely impact our business by increasing our costs or otherwise changing or restricting the nature of activities in which we may engage. Any such changes could thereby impact our results of operations.

         We are a subsidiary of a registered holding company under the Public Utility Holding Company Act of 1935, as amended ("PUHCA"). Repeal of PUHCA has been proposed, but it is unclear whether or when such a repeal would occur. It is also unclear to what extent repeal of PUHCA would result in additional or new regulatory oversight or action at the federal and state levels, or what the impact of those developments might be on our business.

     Problems with operations could cause us to incur substantial costs, thereby adversely impacting our results of operations and financial condition.

         As the operator of power generation facilities, we could incur problems such as the breakdown or failure of power generation equipment, transmission lines, other equipment or processes which would result in performance below assumed levels of output or efficiency. The failure of a power generation facility may result in our purchasing replacement power at market rates. These purchases are subject to state regulatory approval for recovery through rates.

A significant portion of our generating capacity is derived from nuclear power, the use of which exposes us to regulatory, environmental and business risks. These risks could increase our costs or otherwise constrain our business, thereby adversely impacting our results of operations and financial condition.

     The V.C. Summer nuclear plant, which we operate, provided approximately 4.5 million MWh, or 21% of our generation capacity, in 2001. Our license to operate this plant currently expires in 2022. We have filed an application with the federal Nuclear Regulatory Commission ("NRC") to extend the license for an additional 20 years, but there can be no assurance that the extension will be granted.

     We are also subject to other risks of nuclear generation, which include the following:

o The potential harmful effects on the environment and human health resulting from a release of radioactive materials in connection with the operation of nuclear facilities and the storage, handling and disposal of radioactive materials;

o Limitations on the amounts and types of insurance commercially available to cover losses that might arise in connection with our nuclear operations or those of others in the United States;

o Uncertainties with respect to contingencies and assessment amounts if insurance coverage is inadequate; and

o Uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives.

     The NRC has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of non-compliance, the NRC has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. Revised safety requirements promulgated by the NRC could necessitate capital expenditures at nuclear plants such as ours. In addition, although we have no reason to anticipate a serious nuclear incident, if a major incident should occur at a domestic nuclear facility, it could harm our results of operations or financial condition. A major incident at a nuclear facility anywhere in the world could cause the NRC to limit or prohibit the operation or licensing of any domestic nuclear unit. Finally, in today's environment, there is a heightened risk of terrorist attack on the nation's nuclear facilities, which has resulted in increased security costs at our nuclear plant.

                       Where You Can Find More Information

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at, and obtain copies of these documents by mail (at prescribed rates) from, the Public Reference section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Because we have preferred stock which is listed on The New York Stock Exchange, you may also read our filings at the Stock Exchange's offices at 20 Broad Street, New York, New York 10005.

         This prospectus does not repeat important information that you can find in the registration statement and in the reports and other documents which we file with the SEC under the Securities Exchange Act of 1934 (the "Exchange Act"). The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede some of this information. We incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 2001, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002, our Current Report on Form 8-K filed October 29, 2002 and any future filing made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until we sell all of the New Bonds. In addition, we are also incorporating by reference any additional documents that we file with the SEC pursuant to these sections of the Exchange Act after the date of the filing of the registration statement containing this prospectus and prior to the date of effectiveness of the registration statement.

         We are not required to, and do not, provide annual reports to holders of our debt securities unless specifically requested by a holder.

         You may request a copy of our SEC filings at no cost by writing or telephoning us at the following address or phone number, as the case may be:

         H. John Winn, III
         Manager - Investor Relations and Shareholder Services
         South Carolina Electric & Gas Company
         Columbia, South Carolina 29218
         (803) 217-9240

         You may obtain more information by contacting SCANA's Internet website at http://www.scana.com (which is not intended to be an active hyperlink). The information on SCANA's Internet website is not incorporated by reference in this prospectus, and you should not consider it part of this prospectus.

         You should rely on the information we incorporate by reference or provide in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents, because our business, financial condition, results of operations and prospects may have changed since that date.

                      South Carolina Electric & Gas Company

         We are a wholly-owned subsidiary of SCANA Corporation and a regulated public utility engaged in the generation, transmission, distribution and sale of electricity and the purchase and sale, primarily at retail, of natural gas in South Carolina. Our electric service area extends into 24 counties covering more than 15,000 square miles of the central, southern and southwestern portions of South Carolina. Our service area for natural gas encompasses all or part of 33 of South Carolina's 46 counties, and covers more than 22,000 square miles. The total population of the counties representing our combined service area in South Carolina is approximately 2.6 million.

         We maintain a generally constructive relationship with the Public Service Commission of South Carolina. We are allowed, subject to state commission approval during annual fuel and purchased gas cost hearings, full pass-through to retail customers of our electric fuel and natural gas costs. Such approval has historically been granted. There is also a weather normalization clause in effect for natural gas, which mitigates our commodity price risk and allows us to focus our efforts on serving our customers.

         We have significantly increased our marketing of services to commercial and industrial customers, and have executed long-term power supply contracts with a significant portion of our industrial customers. We provide all of our electric generation capacity through our own facilities and maintain a balanced supply and demand position as it relates to electric generation. We have executed a contract with a third party for the portion of the generating capacity of the Jasper plant that we do not expect to be able to utilize immediately when that plant begins operations, which is scheduled for 2004.

         We are subject to the jurisdiction of the Public Service Commission of South Carolina, and in August 2002 we submitted a request for an electric rate increase, which if approved would go into effect in February 2003. The rate increase relates primarily to our expenditures for a recently completed generating station and for the Jasper County, South Carolina generating station.

         We also operate and have a two-thirds interest in the V.C. Summer nuclear station in South Carolina. This station furnished approximately 21% of our electric generation capacity in 2001. In September 2002 we filed an application with the NRC to extend our license on the plant for an additional twenty years, until 2042.

         In 1999 FERC mandated that we reinforce our Lake Murray dam in order to maintain the lake in case of an extreme earthquake. Construction for the project and related activities, which began in the third quarter of 2001, is expected to cost approximately $250 million and be completed in 2005.

Business Strategy

         Our business plan is based on traditional utility operations. We have a straight-forward strategic plan that is focused on retail service to customers in the South Carolina. We believe we can implement this strategy by:

o Maintaining excellent customer service. We have received several prominent customer satisfaction awards, including an award for the highest marks for overall residential customer satisfaction among investor-owned utilities in the 12-state southern region in a study released by J. D. Power and Associates in July 2002 and a number one ranking in five of seven categories in a national survey of large electric customers released by TQS Research in August 2002.

o Continuing our ability to provide cost-effective electric generation with the completion of our Jasper plant and obtaining a license extension for the V. C. Summer nuclear station.

o Maintaining a strong credit rating and capital structure.

o Developing our personnel by continued training. We conduct ongoing code of conduct and compliance training for all of our employees annually.

                       Ratio of Earnings to Fixed Charges

         Our historical ratios of earnings to fixed charges are as follows:

 Twelve Months Ended                  Year Ended December 31,
                            ------------------------------------------
 September 30, 2002        2001      2000     1999       1998      1997
----------------------     ----      ----     ----       ----      ----

           3.55            3.78      4.24     3.71       4.40      3.85

For purposes of this ratio, earnings represent net income plus income taxes and fixed charges. Fixed charges represent interest charges and the estimated interest portion of annual rentals.

                                 Use of Proceeds

         We will use the proceeds from the sale of the New Bonds to finance our construction program, to reduce short-term indebtedness incurred for such purpose, and for other general corporate purposes.

                          Description of the New Bonds

General

         We will issue the New Bonds in one or more series under an Indenture, dated as of April 1, 1993, between us and The Bank of New York, successor to NationsBank of Georgia, National Association, as trustee (the "Trustee"), as supplemented (the "Mortgage"). The New Bonds and all other debt securities issued and outstanding under the Mortgage are referred to in this prospectus as the "Bonds." Capitalized terms used under this heading (other than under the caption "The Class A Mortgage") which are not otherwise defined in this prospectus have the meanings given those terms in the Mortgage. We have summarized selected provisions of the Mortgage below. The Mortgage is filed as an exhibit to the registration statement, and you should read the Mortgage for provisions that may be important to you. In the summary below, we have included references to section numbers of the Mortgage so that you can easily locate these provisions.

Provisions of a Particular Series

         The New Bonds of a series need not be issued at the same time, bear interest at the same rate or mature on the same date. Unless otherwise provided in the terms of a series, a series may be reopened, without notice to or consent of any holder of outstanding Bonds, for issuances of additional New Bonds of that series. Each prospectus supplement which accompanies this prospectus will set forth the following information to describe the series of New Bonds related to that prospectus supplement, unless the information is the same as the information included in this section:

o        the title of the series of New Bonds;

o the aggregate principal amount and any limit upon the aggregate principal amount of the series of New Bonds;

o the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

o the date or dates on which the principal of the series of New Bonds will be payable, and any right that we have to change the date on which principal is payable amount;

o the rate or rates at which the series of New Bonds will bear interest, if any (or the method of calculating the rate); the date or dates from which the interest will accrue; the dates on which the interest will be payable ("Interest Payment Dates"); the record dates for the interest payable on the Interest Payment Dates;

o        any payments due if the maturity of the New Bonds is accelerated;

o any option on our part to redeem the series of New Bonds and redemption terms and conditions;

o any obligation on our part to redeem or purchase the series of New Bonds in accordance with any sinking fund or analogous provisions or at the option of the holder and the relevant terms and conditions for that redemption or purchase;

o        the denominations of the series of New Bonds;

o whether the series of New Bonds is subject to a book-entry system of transfers and payments; and

o any other particular terms of the series of New Bonds and of its offering.

Payment of New Bonds; Transfers; Exchanges

         We will pay any interest which is due on each New Bond to the person in whose name that New Bond is registered as of the close of business on the record date relating to the Interest Payment Date. (Section 207) However, we will pay interest which is payable when the New Bonds mature (whether the New Bonds mature on their stated date of maturity, the date the New Bonds are redeemed or otherwise) to the person to whom the relevant principal payment on the New Bonds is to be paid.

         We will pay principal of, and any premium and interest on, the New Bonds at our office or agency in Atlanta, Georgia (currently, the Trustee). The applicable prospectus supplement for any series of New Bonds will specify any other place of payment and any other paying agent. We may change the place at which the New Bonds will be payable, may appoint one or more additional paying agents (including us) and may remove any paying agent, all at our discretion. (Section 702)


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         You may transfer or exchange the New Bonds for other New Bonds of the same series, authorized denominations (which are, unless otherwise stated in the prospectus supplement, denominations of $1,000 and any integral multiple thereof) and of like tenor and aggregate principal amount, at our office or agency in Atlanta, Georgia (currently, the Trustee). At our discretion, we may change the place for registration and transfer of the New Bonds, and we may appoint one or more additional security registrars (including us) and remove any security registrar. The prospectus supplement will identify any additional place for registration of transfer and any additional security registrar. You are not responsible for paying a service charge for any transfer or exchange of the New Bonds, but you may have to pay a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of the New Bonds. (Sections 202 and 205)

         For additional information with respect to the rights of the owners of beneficial interests in New Bonds subject to a book-entry system of transfers and payments, see "Book-Entry System."

Redemption

         The New Bonds are subject to redemption, as set forth in the relevant prospectus supplement, only upon notice by mail (unless waived) not less than 30 days prior to the redemption date. If less than all the New Bonds of a series are to be redeemed, the particular New Bonds to be redeemed will be selected by the method as shall be provided for any particular series, or in the absence of any such provision, by any method as the security registrar deems fair and appropriate. (Sections 409, 903 and 904)

         We may, in any notice of redemption, make any redemption conditional upon receipt by the Trustee, on or prior to the date fixed for redemption, of money sufficient to pay the redemption price. If the Trustee has not received that money, we will not be required to redeem those New Bonds and we will then give notice to that effect.
(Section 904)

Security

         General. The New Bonds will be equally and ratably secured with all other Bonds issued under the Mortgage. The Bonds are secured by:

o a like principal amount of non-interest bearing first and refunding mortgage bonds (the "Class A Bonds" as more particularly described below), and

o the lien of the Mortgage on substantially all of our properties used in the generation, purchase, transmission, distribution and sale of electricity and any other property which we may elect to subject to the lien of the Mortgage on the Mortgaged Property.

The lien of the Mortgage is junior to the lien of our Indenture, dated as of January 1, 1945 (the "Class A Mortgage") to JPMorgan Chase Bank, successor to Central Hanover Bank and Trust Company, as trustee (the "Class A Trustee").

         If we merge or are consolidated with another corporation and certain conditions set forth in the Mortgage are satisfied, then we may deliver to the Trustee bonds issued under an existing mortgage on the properties of such other corporation in lieu of or in addition to Class A Bonds. In that event, the Bonds will be secured, additionally, by such bonds (which would become Class A Bonds) and by the lien of the mortgage on the properties of such other corporation, subject to such existing mortgage, which lien would be junior to the liens of such existing mortgage (which would become a Class A Mortgage) and the Class A Mortgage. (Section 1206)

         When no Class A Bonds are outstanding under a Class A Mortgage except for Class A Bonds held by the Trustee, then, subject to the satisfaction of certain conditions, the Trustee will surrender those Class A Bonds for cancellation and the related Class A Mortgage will be satisfied and discharged. In that event, the lien of such Class A Mortgage on our property will cease to exist and the Mortgage will constitute, subject to certain exceptions, a first mortgage lien on the property mortgaged thereby. (Section 1207)

         Class A Bonds. The Class A Bonds are issued under the Class A Mortgage, and delivered to the Trustee under the Mortgage. The Class A Bonds will be registered in the name of the Trustee and will be owned and held, subject to the provisions of the Mortgage, for the benefit of the holders of all of the Bonds outstanding from time to time. We will have no interest in the Class A Bonds designated as the basis for authentication and delivery of Bonds. (Section 1201)

         The Trustee may not transfer any Class A Bonds which have been designated as the basis for the authentication and delivery of Bonds, except to a successor trustee. At the time any Bonds which have been authenticated and delivered upon the basis of Class A Bonds are no longer outstanding, we may request the Trustee to surrender for cancellation an equal principal amount of such Class A Bonds. (Sections 1203 and 1204)

         Lien of the Mortgage. The properties subject to the lien of the Mortgage are also subject to the prior first mortgage lien of the Class A Mortgage. As discussed under the caption "Description of the New Bonds--The Class A Mortgage--Security" in this prospectus, the lien of the Class A Mortgage is a first mortgage lien, subject to certain exceptions, against the properties subject thereto. Until the Class A Mortgage is discharged, the Bonds have the benefit of the lien of the Class A Mortgage on the property mortgaged thereby, to the extent of the aggregate principal amount of Class A Bonds designated as the basis for the authentication and delivery of Bonds held by the Trustee. (Granting Clauses and Article Twelve)

         The lien of the Mortgage is also subject to liens on after-acquired property existing at the time of acquisition and to various liens, including:

o tax liens, mechanics', materialmen's and similar liens and certain employees' liens, in each case, which are not delinquent and which are being contested,

o certain judgment liens, easements, reservations and rights of others (including governmental entities) in, and defects of title to, the property subject to the lien of the Mortgage which do not materially impair its use by us,

o        certain leases, and

o        certain other liens and encumbrances.  (Granting Clauses and Section
         101)

         The following, among other things, are excepted from the lien of the
Mortgage:

o        cash and securities not held under the Mortgage,

o contracts, leases and other agreements, bills, notes and other instruments, receivables, claims, certain intellectual property rights and other general intangibles,

o automotive and similar vehicles, movable equipment, and railroad, marine and flight equipment,

o all goods, stock in trade, wares and merchandise held for sale in the ordinary course of business,

o fuel (including nuclear fuel assemblies), materials, supplies and other personal property consumable in the operation of our business,

o        portable equipment,

o furniture and furnishings, and computers, machinery and equipment used exclusively for corporate administrative or clerical purposes,

o electric energy, gas and other products generated, produced or purchased,

o substances mined, extracted or otherwise separated from the land and all rights thereto, leasehold interests, and,

o with certain exceptions, all property which is located outside of the State of South Carolina or Columbia County, Georgia. (Granting Clauses)

         The Mortgage contains provisions subjecting (with certain exceptions and limitations and subject to the prior lien of the Class A Mortgage) after-acquired electric utility property to the lien of the Mortgage. (Granting Clauses)

         The Mortgage provides that the Trustee has a lien upon the property subject to the lien of the Mortgage, for the payment of its compensation and expenses. This Trustee's lien is prior to the lien on behalf of the holders of the Bonds. (Section 1607)

Issuance of Bonds

         The maximum principal amount of Bonds which we may issue under the Mortgage is unlimited. (Section 201) We may issue Bonds of any series from time to time on the basis of, and in an aggregate principal amount not exceeding the sum of:

o the aggregate principal amount of Class A Bonds issued and delivered to the Trustee and designated by us as the basis for such issuance,

o 70% of the amount of Unfunded Net Property Additions (generally defined as Property Additions (net of retirements) which have not been made or deemed to have been made the basis of the authentication and delivery of Bonds or used for other purposes under the Mortgage),

o        the aggregate principal amount of retired Bonds, and

o cash deposited with the Trustee. (Sections 101, 104 and 302 and Articles Four, Five and Six)

         Property Additions are generally defined to include any Property subject to the lien of the Mortgage (the "Mortgaged Property") which we may elect to designate as such, except (with certain exceptions) goodwill, going concern value rights, intangible property or any property the cost of acquisition or construction of which is properly chargeable to an operating expense account. (Section 104)

         Because the Mortgaged Property is subject to the lien of the Class A Mortgage, the New Bonds are issued on the basis of Class A Bonds. The amount of Bonds we may issue on that basis will be limited by the amount of Class A Bonds which may be issued under the Class A Mortgage. See "The Class A Mortgage - Issuance of Additional Bonds."

         With certain exceptions in the case of Bonds issued on the basis of Class A Bonds and retired Bonds as described above, we can issue Bonds only if our Adjusted Net Earnings for 12 consecutive months within the preceding 18 months is at least twice the Annual Interest Requirements on:

o        all Bonds at the time outstanding,

o        the Bonds then applied for, and

o all outstanding Class A Bonds other than Class A Bonds held by the Trustee under the Mortgage. (Sections 103, 301, 302 and 501)

Release of Property

     We may obtain the release of property from the lien of the Mortgage either upon the basis of an equal amount of Unfunded Net Property Additions or upon the basis of the deposit of cash or a credit for retired Bonds. We may also obtain the release of property upon the basis of the release of the property from the lien of the Class A Mortgage. (Article Ten)

Withdrawal of Cash

         We may withdraw cash deposited as the basis for the issuance of Bonds and cash representing payments in respect of Class A Bonds designated as the basis for the issuance of Bonds upon the basis of (1) Unfunded Net Property Additions in an amount equal to ten-sevenths of such cash, (2) an equal amount of retired Bonds or (3) an equal amount of Class A Bonds not then designated as the basis for the issuance of Bonds or the withdrawal of cash. (Sections 601 and 1202) In addition, we may withdraw cash upon the basis of (a) an equal amount of Unfunded Net Property Additions, or (b) ten-sevenths of the amount of retired Bonds, or may apply such cash to (y) the purchase of Bonds (at prices not exceeding ten-sevenths of the principal amount thereof) or (z) the redemption or payment at stated maturity of Bonds. (Sections 601 and 1005)

Modification of Mortgage

         Except for modifications which will not have a material adverse effect upon the interests of the Holders of the Bonds, the holders of a majority in aggregate principal amount of the Outstanding Bonds (or if only certain series would be affected, the Outstanding Bonds of that series) must consent to amend the Mortgage. (Section 1701) However, no amendment may, without the consent of the holder of each outstanding Bond directly affected by the amendment, among other things (1) change the Stated Maturity of the principal of, or any installment of principal of or interest on that Bond, or reduce the principal amount, or the rate of interest on that Bond, or change the method of calculating the interest rate, or reduce any premium payable on that Bond, or impair any right to enforce payment on that Bond, or (2) permit the creation of a lien prior to the lien of the Mortgage on substantially all of the Mortgaged Property or otherwise deprive those holders of the security of the lien of the Mortgage or (3) reduce the percentage in principal amount of Bonds, the consent of whose Holders is required for any supplemental indenture or any waiver. (Section 1702)

Events of Default

         Each of the following events is an Event of Default under the Mortgage:

o We fail to make payments of principal or premium within three business days, or interest within 60 days, after the due date,

o We fail to perform or breach any other covenant or warranty for a period of 90 days after notice,

o We file for bankruptcy or certain other events involving insolvency, receivership or bankruptcy occur, or

o        We default under any Class A Mortgage.  (Section 1101)

         If an Event of Default occurs and is continuing, either the Trustee or the Holders of 25% in principal amount of the Outstanding Bonds may declare the principal amount of all of the Outstanding Bonds to be immediately due and payable. After the declaration of acceleration has been made, but before the sale of any of the Mortgaged Property and before the Trustee has obtained a judgment or decree for payment of money, the Event of Default giving rise to such declaration of acceleration will be deemed to be waived, and such declaration and its consequences will be rescinded and annulled, if we (a) pay to the Trustee all overdue interest, principal and any premium on any Outstanding Bonds and (b) cure any other such Event of Default. (Sections 1102 and 1117)

         The Holders of a majority in principal amount of the Outstanding Bonds may direct the time, method and place of conducting any proceeding for the enforcement of the Mortgage available to the Trustee or exercising any trust or power conferred on the Trustee. No Holder of any Bond has the right to institute any proceeding with respect to the Mortgage, or for the appointment of a receiver or for any other remedy thereunder, unless:

o that Holder previously gave written notice of a continuing Event of Default to the Trustee,

o the Holders of a majority in principal amount of Outstanding Bonds have offered to the Trustee reasonable indemnity against costs and liabilities and requested that the Trustee take action,

o        the Trustee declined to take action for 60 days, and

o the Holders of a majority in principal amount of Outstanding Bonds have given no inconsistent direction during such 60-day period;

     provided, however, that each Holder of a Bond has the right to enforce payment of that Bond when due. (Sections 1111, 1112 and 1116)

         In addition to the rights and remedies provided in the Mortgage, the Trustee may exercise any right or remedy available to the Trustee in its capacity as the owner and holder of Class A Bonds which arises as a result of a default under the Class A Mortgage. (Section 1119)

Evidence of Compliance

     The Trust Indenture Act requires that we give the Trustee, at least annually, a brief statement as to our compliance with the conditions and covenants under the Mortgage. (Article Eight)

The Class A Mortgage

         General. Capitalized terms used under this caption which are not otherwise defined in this prospectus have the meanings ascribed to those terms in the Class A Mortgage. The summaries under this caption are not detailed. Whenever particular provisions of the Class A Mortgage or terms defined in the Class A Mortgage are referred to in this caption, those provisions or definitions are qualified by reference to the Class A Mortgage. References to article and section numbers in this caption, unless otherwise indicated, are references to article and section numbers of the Class A Mortgage. A copy of the Class A Mortgage is included as an exhibit to the registration statement of which this prospectus is a part.

         Security. The Class A Bonds are secured, equally and ratably with all other bonds issued and outstanding under the Class A Mortgage, by a direct lien on substantially all of our fixed property and franchises used or useful in our public utility businesses (except cash, securities, contracts and accounts receivable, materials and supplies, natural gas, oil, certain minerals and mineral rights and certain other assets) now owned by us. The lien of the Class A Mortgage is a first lien except that it is subject to (1) certain excepted encumbrances and (2) the fact that titles to certain properties are subject to reservations and encumbrances such as are customarily encountered in the public utility business and which do not materially interfere with their use. The Class A Mortgage contains provisions that allow us to subject (with certain exceptions and limitations) after-acquired property to the lien thereof. (Granting Clauses)

         The Class A Mortgage prohibits us from acquiring property subject to prior liens if, following the acquisition, prior lien bonds would exceed 15% of the aggregate of outstanding bonds unless the principal amount of indebtedness secured by such prior liens does not exceed 70% of the cost of such property to us and unless, in certain cases, the net earnings of such property meet certain tests. (Section 7.05 and Fifty-third Supplemental Section 2.02)

         The Class A Trustee has a lien upon the property subject to the lien of the Class A Mortgage for payment of its reasonable compensation and expenses and for indemnification against certain liabilities. This lien is prior to the lien on behalf of the holders of bonds. (Section 16.10)

     Issuance of Additional Bonds. The principal amount of bonds which may be secured by the Class A Mortgage is currently limited to $5,000,000,000 and may be increased by a supplemental indenture or indentures without the consent of bondholders or stockholders. (Section 2.01 and Fifty-third Supplemental Section 1.04) Additional bonds may from time to time be issued on the basis of:

o        70% of unfunded net property additions,

o        the deposit of cash, or

o the retirement of bonds. (Articles Four, Five and Six, Fifty-third Supplemental Section 2.02)

With certain exceptions in the case of bonds issued on the basis of the retirement of bonds, we can issue bonds only if net earnings for 12 consecutive months out of the preceding 18 months are at least twice the annual interest requirements on all bonds to be outstanding and all prior lien bonds. (Section 103 and Articles Four, Five and Six, Fifty-third Supplemental Section 2.02)

         We may withdraw, or apply to the purchase or redemption of bonds, cash deposited with the Class A Trustee as the basis for the issuance of bonds in an amount equal to the principal amount of bonds which we are then entitled to have authenticated and delivered. (Section 1.03 and Articles Four, Five and Six) At September 30, 2002 unfunded net property additions were approximately $1,941 million, sufficient to permit the issuance of approximately $1,359 million principal amount of bonds under the Class A Mortgage. Retirement credits in the amount of $148.3 million were available at September 30, 2002.

         Sinking Fund. The Class A Mortgage requires us to deposit, on or before June 1 in each year, with the Class A Trustee as a "sinking fund requirement" an amount equal to 1% of the aggregate principal amount of bonds (other than bonds authenticated on the basis of retirements of other bonds and certain retired bonds). We may pay the sinking fund requirement in cash or bonds. In addition, we may satisfy a portion of the sinking fund requirement by certifying to the Class A Trustee unfunded net property additions in an amount equal to ten-sevenths of the portion of the sinking fund requirement being satisfied. Any cash deposited may be applied to the purchase or redemption of bonds of any series or may be withdrawn by us against deposit of bonds. (Section 2.12, Second Supplemental Section 2, Third through Fifth, Seventh through Eleventh, Thirteenth through Fifty-third Supplementals Section 1.03 and Sixth and Twelfth Supplementals Section 2.03)

         Events of Default; Concerning the Trustee. The following are defaults under the Class A Mortgage:

o        We fail to make payments of principal or interest when due,

o        We fail to make any sinking fund or purchase fund payment when due,

o We file for bankruptcy or certain other events involving insolvency, receivership or bankruptcy occur, and

o        We fail to perform certain covenants or agreements.

Certain of these events become defaults only after the lapse of prescribed periods of time and/or notice from the Class A Trustee. (Section 11.01) The Trust Indenture Act, with which we have covenanted to abide, requires us to furnish the Class A Trustee with periodic evidence as to the absence of defaults and as to compliance with the terms of the Class A Mortgage. (Section 18.03)

         Upon the occurrence of a default under the Class A Mortgage, either the Class A Trustee or the holders of not less than 20% in principal amount of outstanding bonds may declare the principal of all outstanding bonds immediately due and payable. However, if the default is cured, the holders of a majority in principal amount of outstanding bonds may rescind that declaration and waive the default and its consequences. (Section 11.05)

         The holders of a majority in principal amount of outstanding bonds may direct the time, method and place of conducting any proceeding for the enforcement of the Class A Mortgage. (Section 11.12) No holder of any bond has the right to institute any proceeding with respect to the Class A Mortgage unless:

o        the holder previously gave written notice of a default to the Class A
         Trustee,

o the holders of not less than 20% in principal amount of outstanding bonds have offered to the Class A Trustee reasonable indemnity against costs and liabilities and requested the Class A Trustee to take action,

o        the Class A Trustee declined to take action for 60 days, and

o the holders of a majority in principal amount of outstanding bonds have given no inconsistent direction;

provided, however, that each holder of a bond shall have the right to enforce payment of that bond when due. (Section 11.14)

         Miscellaneous. Subject to certain exceptions and limitations contained in the Class A Mortgage, property subject to the lien of that mortgage may be released only upon the substitution of cash, divisional bonds, bonds authenticated under the Class A Mortgage or certain other property. (Article
Ten) Amendments of the Class A Mortgage require the consent of the holders of 66 2/3% in principal amount of outstanding bonds; provided, the bondholders shall have no power:

o to extend the fixed maturity, or reduce the rate or extend the time of payment of interest on any bonds, or reduce the principal amount of any bonds, or change provisions relating to the sinking fund or the redemption provisions of any series of bonds outstanding under the Class A Mortgage, without the express consent of the holder of each bond which would be affected,

o to reduce the percentages of holders whose consent is required to enter into any supplemental indenture, without the consent of the holders of all bonds outstanding,

o to permit the creation by us of any mortgage or pledge or lien in the nature thereof, ranking prior to or equal with the lien of the Class A Mortgage on any of the mortgaged property, or

o to deprive the holder of any bond outstanding under the Class A Mortgage of the lien of the Class A Mortgage on any of the mortgaged property. (Fifty-third Supplemental Section 2.01)

Amendment of the Class A Mortgage by Vote of Trustee

         The Mortgage provides that, if we request the holders of the Class A Bonds to eliminate the sinking fund provisions of the Mortgage, the Trustee, as such a holder, will vote to amend the Class A Mortgage to eliminate the sinking fund provisions accordingly. The Company intends to request the Trustee to do so at such time as the Trustee is the sole holder of the Class A Bonds. (Section 1205, Fifty-third Supplemental)

         With respect to any other amendments to the Class A Mortgage, the Trustee will vote proportionately with what it reasonably believes will be the vote of the holders of all other Class A Bonds. However, if the proposed amendment of the Mortgage is an amendment or modification described under the caption "Modification of Mortgage" that requires the prior consent of a majority in aggregate principal amount of the Outstanding Bonds (or if only certain series would be affected, the Outstanding Bonds of such series), then the Trustee will not vote in favor of that amendment unless the consent requirement has already been met. (Section 1205)

                                Book-Entry System

         If provided in the prospectus supplement, except under the circumstances described below, we will issue the New Bonds in the form of one or more global Bonds (each a "Global Bond"), each of which will represent beneficial interests in the New Bonds. Each such beneficial interest in a Global Bond is called a "Book-Entry Bond" in this prospectus. We will deposit those Global Bonds with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), or another depository as we may subsequently designate (the "Depository") relating to the New Bonds, and register them in the name of a nominee of the Depository.

         So long as the Depository, or its nominee, is the registered owner of a Global Bond, the Depository or its nominee, as the case may be, will be considered the owner of that Global Bond for all purposes under the Mortgage. We will make payments of principal of, any premium and interest on the Global Bond to the Depository or its nominee, as the case may be, as the registered owner of that Global Bond. Except as set forth below, owners of a beneficial interest in a Global Bond will not be entitled to have any individual New Bonds registered in their names, will not receive or be entitled to receive physical delivery of any New Bonds and will not be considered the owners of New Bonds under the Mortgage.

         Accordingly, to exercise any of the rights of the registered owners of the New Bonds, each person holding a beneficial interest in a Global Bond must rely on the procedures of the Depository. If that person is not a Direct Participant (hereinafter defined), then that person must also rely on procedures of the Direct Participant through which that person holds its interest.

         DTC

         The following information concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but neither we nor any underwriter, dealer or agent take any responsibility for the accuracy of that information.

         DTC will act as the initial securities depository for the Global Bonds. The Global Bonds will be issued only as fully-registered securities registered in the name of Cede & Co., DTC's partnership nominee, or such other name as may be requested by an authorized representative of DTC. One fully-registered New Bond certificate will be issued for each issue of the New Bonds, each in the aggregate principal amount of such issue, and will be deposited with DTC. If, however, the aggregate principal amount of any issue exceeds $500 million, one certificate will be issued with respect to each $500 million of principal amount and an additional certificate will be issued with respect to any remaining principal amount of such issue.

         DTC, the world's largest depository, is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over two million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 85 countries that DTC's participants ("Direct Participants") deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of Direct Participants of DTC and members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC, and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). DTC has Standard & Poor's highest rating:
AAA. The DTC Rules applicable to its Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.

         Purchases of the New Bonds under the DTC system must be made by or through Direct Participants, which will receive a credit for the New Bonds on DTC's records. The ownership interest of each actual purchaser of each New Bond ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the New Bonds are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the New Bonds, except in the event that use of the book-entry system for the New Bonds is discontinued.

         To facilitate subsequent transfers, all New Bonds deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of New Bonds with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the New Bonds; DTC's records reflect only the identity of the Direct Participants to whose accounts such New Bonds are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

         Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial Owners may wish to take certain steps to augment transmission to them of notices of significant events with respect to the New Bonds, such as redemptions, tenders, defaults and proposed amendments to the New Bond documents. Beneficial Owners may wish to ascertain that the nominee holding the New Bonds for their benefit has agreed to obtain and transmit notices to Beneficial Owners. In the alternative, Beneficial Owners may wish to provide their names and addresses to the registrar and request that copies of the notices be provided directly to them.

         Redemption notices shall be sent to DTC. If less than all of the New Bonds within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

         Neither DTC nor Cede & Co., nor any other DTC nominee, will consent or vote with respect to the New Bonds, unless authorized by a Direct Participant in accordance with DTC's procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the New Bonds are credited on the record date (identified in a listing attached to the Omnibus Proxy).

         Principal and interest payments on the New Bonds will be made to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts, upon DTC's receipt of funds and corresponding detail information from us or the Trustee, on the relevant payment date in accordance with their respective holdings shown on DTC's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC (nor its nominee), the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC, is our responsibility or that of the Trustee. Disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

         A Beneficial Owner shall give notice to elect to have its New Bonds purchased or tendered by us, through its Participant, to the Trustee and shall effect delivery of such Book-Entry Bonds by causing the Direct Participant to transfer the Participant's interest in the New Bonds representing such New Bonds, on DTC's records, to the Trustee. The requirement for physical delivery of New Bonds in connection with a demand for repayment will be deemed satisfied when the ownership rights in the Global Bond or Bonds representing such New Bonds are transferred by Direct Participants on DTC's records and followed by a credit of tendered New Bonds to the Trustee's DTC account.

         DTC may discontinue providing its services as securities depository with respect to the New Bonds at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, New Bonds in certificated form are required to be printed and delivered. In addition, we may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depository. In that event, New Bonds in certificated form will be printed and delivered.

         Neither we nor the Trustee will have any responsibility or obligation to the Depository, any Participant in the book-entry system or any Beneficial Owner with respect to (1) the accuracy of any records maintained by DTC or any Participant; (2) the payment by DTC or by any Participant of any amount due to any Participant or Beneficial Owner, respectively, in respect of the principal amount or purchase price or redemption price of, or interest on, any New Bonds;
(3) the delivery of any notice by DTC or any participant; (4) the selection of the Beneficial Owners to receive payment in the event of any partial redemption of the New Bonds; or (5) any other action taken by DTC or any Participant.

                              Plan of Distribution

         We may offer the New Bonds in any of three ways:

o        through underwriters or dealers,

o        directly to a limited number of purchasers or to a single purchaser, or

o        through agents.


         Each prospectus supplement will set forth:

o        the terms of the offering of the New Bonds,

o        the proceeds to us,

o any underwriting discounts and other items constituting underwriters' compensation, and

o any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.


From time to time, we may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

By Underwriters

         If underwriters are used in the sale, the New Bonds being sold will be acquired by them for their own account and they may resell the New Bonds from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer the New Bonds to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The applicable prospectus supplement will name any underwriter involved in a sale of New Bonds and the cover page will state the name of the managing underwriter. Any underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent, and that the underwriters will be obligated to purchase all of the New Bonds to which that underwriting agreement relates if any are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to underwriters or dealers may be changed from time to time.

         We have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities. Specifically, the underwriting agreement will provide that we will indemnify the underwriters for losses, claims, liabilities, expenses or damages arising out of or based on untrue statements of a material fact contained in this prospectus or the registration statement of which the prospectus is a part (or any amendment hereto or thereto) or in any document filed under the Exchange Act and deemed to be incorporated by reference herein, or omissions to state material facts required to be stated herein or therein in order to make the statements contained herein or therein not misleading, with certain exceptions.

Direct Sales

We may also sell the New Bonds directly. In this case, no underwriters or agents would be involved.

By Agents

         We may sell the New Bonds directly or through agents designated by us from time to time. In the applicable prospectus supplement, we will state the name of any agent involved in the offer or sale of the New Bonds as well as any commissions payable by us to such agent. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

                                     Experts

         The consolidated financial statements and related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in our method of accounting for operating revenues), and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 Legal Opinions

     McNair Law Firm, P.A., of Columbia, South Carolina, and H. Thomas Arthur, Esq., our Senior Vice President and General Counsel, or Sarena D. Burch, our Deputy General Counsel, will pass upon the validity of the New Bonds for us. Troutman Sanders LLP, of Richmond, Virginia, will serve as counsel to any underwriters. Troutman Sanders LLP will rely as to all matters of South Carolina law upon the opinion of H. Thomas Arthur, Esq. or Sarena D. Burch, Esq.

     At September 30, 2002, H. Thomas Arthur, Esq., and Sarena D. Burch, Esq., owned beneficially 15,089 and 4,192, respectively (and options to purchase 70,930 and 29,876, respectively), shares of SCANA's Common Stock, including shares acquired by the trustee under its Stock Purchase-Savings Program by use of contributions made by Mr. Arthur and Ms. Burch and earnings thereon and including shares purchased by the trustee by use of SCANA contributions and earnings thereon.

                                  PART II
                          INFORMATION NOT REQUIRED
                               IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

         Securities and Exchange Commission filing fee.......  $71,000
         Printing Expense....................................   15,000*
         Blue Sky and Legal fees.............................  125,000*
         Rating Agency fees..................................  100,000*
         Trustee fees........................................   25,000*
         Accounting services.................................   30,000*
         Miscellaneous.......................................   10,000*
                                                              --------
          Total.............................................. $376,000*
*Estimated

Item 15. Indemnification of Directors and Officers

         The South Carolina Business Corporation Act of 1988 permits indemnification of the Registrant's directors and officers in a variety of circumstances, which may include indemnification for liabilities under the Securities Act. Under Sections 33-8-510, 33-8-550 and 33-8-560 of the South Carolina Business Corporation Act of 1988, a South Carolina corporation is authorized generally to indemnify its directors and officers in civil or criminal actions if they acted in good faith and reasonably believed their conduct to be in the best interests of the corporation and, in the case of criminal actions, had no reasonable cause to believe that the conduct was unlawful. In addition, the Registrant carries insurance on behalf of directors, officers, employees or agents that may cover liabilities under the Securities Act.

Item 16. Exhibits

         Exhibits required to be filed with this registration statement are listed in the following Exhibit Index. Certain of such exhibits which have heretofore been filed with the SEC and which are designated by reference to their exhibit numbers in prior filings are hereby incorporated herein by reference and made a part hereof.

Item 17. Undertakings

         The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) to include any prospectus required by section
10(a)(3) of the Securities Act of 1933;

                           (ii) to reflect in the prospectus any facts or events
arising after the effective date of
the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                           (iii) to include any material information with
respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                 SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, except for the assignment of a security rating pursuant to transaction requirement B-2 of Form S-3, which requirement the Registrant reasonably believes will be met by the time of sale, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbia, State of South Carolina, on November 25, 2002.

(REGISTRANT)              South Carolina Electric & Gas Company


By:                       s/N. O. Lorick
(Name & Title):           N. O. Lorick, President and Chief Operating Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

  (i) Principal executive officer:


By:                       s/W. B. Timmerman
(Name & Title):           W. B. Timmerman, Chairman of the Board,
                          Chief Executive Officer and Director
Date:                     November 25, 2002

  (ii) Principal financial officer:


By:                       s/K. B. Marsh
(Name & Title):           K. B. Marsh, Senior Vice President-Finance and
                          Chief Financial Officer
Date:                     November 25, 2002

  (iii) Principal accounting officer:


By:                       s/J. E. Swan, IV
(Name & Title)            J. E. Swan, IV, Controller
Date:                     November 25, 2002

  (iv) Other Directors:

*B. L. Amick; J. A. Bennett; W. B. Bookhart, Jr.; W. C. Burkhardt; E. T.
 Freeman; D. M. Hagood; W. H. Hipp; L. M. Miller; M. K. Sloan; H. C. Stowe and
 G. S. York

* Signed on behalf of each of these persons by Kevin B. Marsh, Attorney-in-Fact




Date:                     November 25, 2002

                                  EXHIBIT INDEX

Exhibit No.
                Description

1.01            Underwriting Agreement
                Form of Underwriting Agreement relating to the New Bonds (Filed herewith)

3.01 Restated Articles of Incorporation, as adopted on May 3, 2001 (Filed as Exhibit 3.01 to Registration Statement No. 333-65460)

3.02 Articles of Amendment dated May 22, 2001 (Filed as Exhibit 3.02 to Registration Statement No. 333-65460)

3.03 Articles of Correction dated June 1, 2001 (Filed as Exhibit 3.03 to Registration Statement No. 333-65460)

3.04 Articles of Amendment dated June 14, 2001 (Filed as Exhibit 3.04 to Registration Statement No. 333-65460)

3.05            Articles of Amendment dated August 30, 2001 (Filed  herewith)

3.06            Articles of Amendment dated March 13, 2002 (Filed herewith)

3.07            Articles of Amendment dated May 9, 2002 (Filed herewith)

3.08            Articles of Amendment dated June 4, 2002 (Filed herewith)

3.09            Articles of Amendment dated August 12, 2002 (Filed herewith)

3.10 By-Laws as revised and amended on February 22, 2001 (Filed as Exhibit 3.05 to Registration Statement No. 333-65460)

4.01 Indenture dated as of January 1, 1945, from the South Carolina Power Company (the "Power Company") to Central Hanover Bank and Trust Company, as Trustee, as supplemented by three Supplemental Indentures dated respectively as of May 1, 1946, May 1, 1947 and July 1, 1949 (Filed as Exhibit 2-B to Registration Statement No. 2-26459)

4.02 Fourth Supplemental Indenture dated as of April 1, 1950, to Indenture referred to in Exhibit 4.01, pursuant to which SCE&G assumed said Indenture (Filed as Exhibit 2-C to Registration Statement No. 2-26459)

4.03 Fifth through Fifty-second Supplemental Indentures to Indenture referred to in Exhibit 4.01 dated as of the dates indicated below and filed as exhibits to the Registration Statements whose file numbers are set forth below:

             December 1, 1950     Exhibit 2-D    to Registration No. 2-26459
             July 1, 1951         Exhibit 2-E    to Registration No. 2-26459

Exhibit No.        Description

             June 1, 1953         Exhibit 2-F      to Registration No. 2-26459
             June 1, 1955         Exhibit 2-G      to Registration No. 2-26459
             November 1, 1957     Exhibit 2-H      to Registration No. 2-26459
             September 1, 1958    Exhibit 2-I      to Registration No. 2-26459
             September 1, 1960    Exhibit 2-J      to Registration No. 2-26489
             June 1, 1961         Exhibit 2-K      to Registration No. 2-26459
             December 1, 1965     Exhibit 2-L      to Registration No. 2-26459
             June 1, 1966         Exhibit 2-M      to Registration No. 2-26459
             June 1, 1967         Exhibit 2-N      to Registration No. 2-26459
             September 1, 1968    Exhibit 4-O      to Registration No. 2-29693
             June 1, 1969         Exhibit 4-C      to Registration No. 2-31569
             December 1, 1969     Exhibit 4-O      to Registration No. 33-38580
             June 1, 1970         Exhibit 4-R      to Registration No. 2-35388
             March 1, 1971        Exhibit 2-B-17   to Registration No. 2-37363
             January 1, 1972      Exhibit 2-B      to Registration No. 2-40324
             July 1, 1974         Exhibit 2-A-19   to Registration No. 33-38580
             May 1, 1975          Exhibit 4-C      to Registration No. 2-51291
             July 1, 1975         Exhibit 2-B-21   to Registration No. 33-38580
             February 1, 1976     Exhibit 2-B-22   to Registration No. 2-53908
             December 1, 1976     Exhibit 2-B-23   to Registration No. 2-55304
             March 1, 1977        Exhibit 2-B-24   to Registration No. 2-57936
             May 1, 1977          Exhibit 4-C      to Registration No. 2-58662
             February 1, 1978     Exhibit 4-C      to Registration No. 33-38580
             June 1, 1978         Exhibit 2-A-3    to Registration No. 2-61653
             April 1, 1979        Exhibit 4-C      to Registration No. 33-38580
             June 1, 1979         Exhibit 2-A-3    to Registration No. 33-38580
             April 1, 1980        Exhibit 4-C      to Registration No. 33-38580
             June 1, 1980         Exhibit 4-C      to Registration No. 33-38580
             December 1, 1980     Exhibit 4-C      to Registration No. 33-38580
             April 1, 1981        Exhibit 4-D      to Registration No. 33-49421
             June 1, 1981         Exhibit 4-D      to Registration No. 2-73321
             March 1, 1982        Exhibit 4-D      to Registration No. 33-49421
             April 15, 1982       Exhibit 4-D      to Registration No. 33-49421
             May 1, 1982          Exhibit 4-D      to Registration No. 33-49421
             December 1, 1984     Exhibit 4-D      to Registration No. 33-49421
             December 1, 1985     Exhibit 4-D      to Registration No. 33-49421
             June 1, 1986         Exhibit 4-D      to Registration No. 33-49421
             February 1, 1987     Exhibit 4-D      to Registration No. 33-49421
             September 1, 1987    Exhibit 4-D      to Registration No. 33-49421
             January 1, 1989      Exhibit 4-D      to Registration No. 33-49421
             January 1, 1991      Exhibit 4-D      to Registration No. 33-49421
             February 1, 1991     Exhibit 4-D      to Registration No. 33-49421
             July 15, 1991        Exhibit 4-D      to Registration No. 33-49421
             August 15, 1991      Exhibit 4-D      to Registration No. 33-49421
             April 1, 1993        Exhibit 4-E      to Registration No. 33-49421
             July 1, 1993         Exhibit 4-D      to Registration No. 33-57955

Exhibit
No.             Description

4.04 Fifty-Third Supplemental Indenture, dated as of May 1, 1999, to Indenture referred to in Exhibit 4.01 (Filed as Exhibit 4.04 to Registration Statement No. 333-86387)

4.05 Indenture dated as of April 1, 1993 from SCE&G to NationsBank of Georgia, National Association (Filed as Exhibit 4-F to Registration Statement No. 33-49421)

4.06            First Supplemental Indenture to Indenture referred to in
                Exhibit 4.05 dated as of June 1, 1993
                (Filed as Exhibit 4-G to Registration Statement No. 33-49421)

4.07            Second Supplemental Indenture to Indenture referred to in
                Exhibit 4.05 dated as of June 15, 1993
                (Filed as Exhibit 4-G to Registration Statement No. 33-57955)

5.01            Opinion Re Legality
                Opinion of H. Thomas Arthur, Esq. (Filed herewith)

8.01            Opinion Re Tax Matters (Not Applicable)

10.01 Service Agreement between SCE&G and SCANA Services, Inc., effective April 1, 2002 (Filed herewith)

12.01           Statements Re Computation of Ratios (Filed herewith)

15.01           Letter re Unaudited Interim Financial Information
                (Not applicable)

23.01           Consents of Experts and Counsel
                A. Consent of Deloitte & Touche LLP (Filed herewith)
                B. Consent of H. Thomas Arthur, Esq. (Included in opinion filed as Exhibit 5.01).

24.01           Power of Attorney (Filed herewith)

25.01           Statement of Eligibility of Trustee
                Statement of Eligibility of The Bank of New York, as Trustee (Form T-1) (Filed herewith)

26.01           Invitations for Competitive Bids (Not applicable)